As filed with the Securities and Exchange Commission on July 31, 2000
                                       File No.
                                                ---------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         DISCOUNT MORTGAGE SOURCE, INC.
                         ------------------------------
             (Exact name of registrant as specified in its charter)

      Texas                                522200                75-2882833
-----------------------------    -------------------------    ------------------
(State or jurisdiction of        (Primary Industrial          I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

         750 I-30 East, Suite 170, Rockwall, Texas 75087 (972) 771-3863
         --------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                  Michael Kamps
         750 I-30 East, Suite 170, Rockwall, Texas 75087 (972) 771-3863
         --------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                            Lamberth & Stewart, PLLC
                                Attorneys at Law
                     2840 Lincoln Plaza, 500 N. Akard Street
                               Dallas, Texas 75201
                                 (214) 740-4270

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------

Title of Each          Amount         Proposed Maximum      Proposed             Amount of
Class of Securities    To be          Offering Price        Maximum Aggregate    Registration
to be Registered       Registered     Per Share             Offering Price       Fee
----------------------------------------------------------------------------------------------

Common Stock,
$0.001 par value
Minimum                  240,000        $0.25               $  60,000            $269
Maximum                2,000,000        $0.25               $ 500,000            $269
----------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                         Initial public offering
                                                         prospectus

                         Discount Mortgage Source, Inc.

                Minimum of 240,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share

We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Michael Kamps. The offering price was determined arbitrarily and we will raise a minimum of $60,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on December 31, 2000 and should we not sell the minimum amount and funds are returned to investors, no interest will be paid on these funds.

The Offering:
                                    Per Share        Minimum      Maximum
Public Offering Price . . .           $0.25          $ 60,000     $500,000


There is currently no market for our securities.

                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" Beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------

                     This Prospectus is dated July 31, 2000

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on July 11, 2000 in the State of Texas. We are engaged in the application of mortgage loans over the internet. To date we have had three applications for loans. The first loan application closed on July 24, 2000 on which we earned revenue of $995.00. The other two are in the underwriting process. The funds from this offering will allow us to begin advertising, make strategic marketing alliances and make agreements with other suppliers in order to increase sales. The minimum funds raised in this offering will take us to a point where we reach the operating stage.

THE OFFERING
                                                        Minimum        Maximum
                                                      ---------      ---------
Common stock offered                                    240,000      2,000,000
Total shares outstanding after this offering          2,320,000      3,080,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:

o        pay expenses of this offering
o        develop our website to offer more products and better service
o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We are a recently formed company, formed in the State of Texas on July 11, 2000, with limited activity and losses that may continue for the foreseeable future.

We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 81.96% (or 47.62% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through June 2001. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

We are dependent on mortgage lender relationships to approve our borrowers and if we lose these relationships without replacing them, our business could decline and cause your investment to become worthless.

We are dependent on four mortgage lender relationships to funds on mortgage loans since we act as a broker. These lenders are under no obligation to continue their relationships with us or make a loan to any potential borrower we present to them. Our reliance on this group of lenders makes our origination volume more susceptible to changes in the rates, services and products such lenders offer. The loss of our relationship with any of these lenders, or the failure of these lenders to offer competitive terms, could have a material adverse impact on our ability to attract borrowers and close loans which could cause the value of your investment to decline or become worthless.

If there are interruptions or delays in obtaining appraisal, credit reporting, title searching and other underwriting services from third parties, we may experience customer dissatisfaction and difficulties closing loans which would affect our revenue and the value of your investment would decline or become worthless.

We rely on other companies to perform certain aspects of the loan underwriting process, including appraisals, credit reporting and title searches. If the provision of these ancillary services were interrupted or delayed, it could cause delays in processing and closing loans for our customers. The value of the service we offer and the ultimate success of our business are dependent on our ability to secure the timely provision of these ancillary services by the third parties with whom we have these relationships. If we are unsuccessful in securing the timely delivery of these ancillary services we will likely experience customer dissatisfaction and our revenue would suffer causing the value of your investment to decline or to become worthless.

If interest rates rise, demand for mortgages generally declines which in turn affects our revenue adversely and will cause your investment to decline in value.

The residential mortgage business depends upon the overall levels of sales and refinancing of residential real estate as well as on mortgage loan interest rates. An increase in interest rates, which is outside our control, could have a material adverse impact on our business. Rising interest rates discourage refinancing activities and generally reduce the number of home sales that occur. If interest rates should rise, our revenue could be adversely affected and the value of your investment will decline.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                 $60,000          $500,000
                                                 Minimum           Maximum
--------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses              9,500            26,500
Other Offering Expenses                            7,269             7,269
Net Proceeds to Company                           43,231           466,231
                                                --------          --------
TOTAL                                           $ 60,000          $500,000

The following describes each of the expense categories:

o        legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;

o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.


         The following table sets forth how we anticipate using the net proceeds to the company:

                                                 $60,000          $500,000
                                                 Minimum           Maximum
--------------------------------------------------------------------------------
Development of website                          $ 10,000          $ 50,000
Office equipment                                   4,000            46,000

Salaries                                            -0-             78,000
Internet security                                   -0-             27,000
Advertising our website                           19,000           215,000
Expenses in adding new products/services           5,000            30,000
General corporate overhead                         5,231            20,231
                                                --------          --------
Proceeds to company                             $ 43,231          $466,231


         We have a fully operational website which is our main asset. To date, our internet activity is limited and we have little revenue from operations. We have three loans in process of which one closed on July 24, 2000, resulting in revenue of $995.00.


                                    DILUTION

         If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.

         The pro forma net tangible book value of the common stock as of July 15, 2000 was $25,175 or $0.01 per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds therefrom (at an assumed initial public offering price of $0.25 per share, after deducting estimated offering expenses), our pro forma tangible book value as of July 15, 2000 would have been approximately $68,406 or $0.03 per share, if the minimum is sold, and $491,406 or $0.12 per share, if the maximum is sold.

         This represents an immediate increase in net tangible book value per common share to our current stockholders and an immediate and substantial dilution to new stockholders purchasing shares in this offering. The decrease in net tangible book value to new stockholders is: o $53,272 or $0.22 per share if we sell the minimum number of shares (240,000) in this offering; and

o $265,997 or $0.13 per share if we sell the maximum number of shares (2,000,000) in this offering.

The following table illustrates this per share dilution:
                                                             Minimum     Maximum
                                                             -------     -------
Assumed initial public offering price                          $0.25       $0.25

Pro forma net tangible book value as of July 15, 2000          $0.01       $0.01
Pro forma net tangible book value after this offering          $0.03       $0.12
Increase attributable to new stockholders:                     $0.02       $0.11

Pro forma net tangible book value
    as of July 15, 2000 after this offering                     $0.03     $0.12
Decrease to new stockholders                                   ($0.22)   ($0.13)
Percentage dilution to new stockholders                          84 %      20 %

         The following table summarizes on a pro forma basis as of June 15, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

Minimum offering
----------------
                          Number          Percent                      Average
                         of shares       of shares       Amount        price per
                           owned           owned          paid          share
--------------------------------------------------------------------------------


Current
shareholders             2,200,000         90.1         $ 27,000       $ 0.012

New investors              240,000          9.9         $ 60,000       $ 0.25
--------------------------------------------------------------------------------


Total                    2,440,000        100.0         $ 74,000

Maximum offering
----------------
                          Number          Percent                      Average
                         of shares       of shares       Amount        price per
                           owned           owned          paid          share
--------------------------------------------------------------------------------
Current
shareholders             2,200,000         52.4         $  27,000      $ 0.012

New investors            2,000,000         47.6         $ 500,000      $ 0.25
--------------------------------------------------------------------------------

Total                    4,200,000        100.0         $ 527,000


                              PLAN OF DISTRIBUTION

         This is a direct participation offering of the common stock of our company and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Michael Kamps or by directing persons to our website where we will post the offering. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Kamps, introduced to Mr. Kamps and personally contacted by him or referred to him who is directed to our website.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by December 31, 2000.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                            MANAGEMENT OF THE COMPANY

         The directors and officers of the company, their ages and principal positions are as follows:


         Name                   Age          Position
         ----                   ---          --------
         Michael Kamps          42           President; Secretary and Director


Background of Directors and Executive Officers:

Michael Kamps. Mr. Kamps, a 42 year old native Texan, formed the company and at this time is its only officer and director. He graduated from Texas A&M University, College Station Texas in 1979, and since that time has been involved in many aspects of the financial and real estate industries. Mr. Kamps has held numerous licenses and certifications, including that of Certified Public Accountant, and licensed Real Estate and Insurance agent. Mr. Kamps has been a mortgage loan broker since 1986. As of January, 2000, mortgage loan officers and brokers are required to be licensed in the State of Texas, and Mr. Kamps is licensed as a Mortgage Broker. Since July, 1996, Mr. Kamps has been President of Heritage Funding Company, LLC, a full service mortgage brokerage firm.

         Initially, Mr. Kamps will not spend full time on the activities of the company since his current activities would take up some of his time. In addition, the company's activities need very little time since most steps in the business of the company are automated. These activities include operating Heritage Funding Company, LLC, a traditional - as opposed to a fully automated internet based - residential mortgage company. Mr. Kamps can devote more and more time to the activities of the company as time goes on since his employees can run Heritage Funding Company, LLC. and Mr. Kamps can step aside from those responsibilities at any time. Initially, he expects to spend ten hours per week and increase that weekly time as the activities of the company require. Mr. Kamps is prepared to devote himself full time to the success of the company.

                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:
                           Name and Address           Amount owned
     Title                      of Owner              before offering    Percent
--------------------------------------------------------------------------------
President, Secretary       Michael Kamps               2,000,000          90.91%
    And Director           750 I-30 East, Suite 170
                           Rockwall, Texas 75087
                                                      ----------         -------
Total                                                  2,000,000         100.00%


After offering:  Minimum                               2,000,000          81.96%
--------------
                 Maximum                               2,000,000          47.62%


                            DESCRIPTION OF SECURITIES

         We have authorized capital in our company consisting of 50,000,000 shares of common stock, $0.001 par value per share. As of July 15, 2000, there were 2,200,000 shares of common stock issued and outstanding.

         Every investor who purchases common stock is entitled to one vote at meetings of the shareholders of the company and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

                                  LEGAL MATTERS

         Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for the Company by Lamberth & Stewart, PLLC, 2840 Lincoln Plaza, 500 N. Akard Street, Dallas, Texas 75201.

                                     EXPERTS

         The financial statements as of July 15, 2000, and for the period from inception (July 11, 2000) to July 15, 2000 of the Company included in this

Prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                             DESCRIPTION OF BUSINESS

         We were incorporated in Texas on July 11, 2000. The founder, Michael Kamps is our sole director, officer and employee and holds 2,000,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         We are an internet-based loan marketplace for consumers and lenders. Adhering to the simple principal that "not everyone needs a loan officer", we collect consumer credit requests and compare these requests and related credit information to the underwriting criteria in our automated approval process.

         We are a provider of online mortgage services and technology to businesses and consumers. Our vision is to create the leading definitive internet-based technology platform for originating, underwriting, processing, closing and selling mortgage loans. We have designed this platform to decrease the cost of originating, closing and selling loans, so consumers who obtain a loan via our technology platform will save money when compared to obtaining a loan using a traditional lender.

         We believe that borrowers are generally dissatisfied with the traditional mortgage lending process. This dissatisfaction stems from the complexity of the process, inefficiencies and delays related to the manual collection and transfer of information and the borrower's inability to monitor the status of the loan. Mortgage lending on the Internet can offer borrowers an easier, faster and less expensive way to obtain mortgage loans and has the potential to eliminate many of the borrower's frustrations found in traditional mortgage lending. We believe companies that provide these benefits to borrowers will gain a competitive advantage. In all cases, we offer our services directly to borrowers, although we are increasingly moving away from this strategy as we realize the benefits of leveraging the inefficiencies of and demand by the real estate marketplace.

         We offer borrowers a more satisfying, less frustrating mortgage experience. We use our internet platform and other proprietary technologies to make the mortgage lending process more efficient.

         Currently, we operate the web site http://discountmortgagesource.com, offering 15 and 30 year fixed rate mortgages up to and including $252,700. Year to date, the total broker compensation on loan volume has been $995. Given prevailing market conditions, a traditional mortgage broker source would have earned $4,000 on the same loan volume. The company, recognizing the market niche of lower broker fees, is developing additional product offerings that will provide for loans up to $1,000,000, the expectation fees will increase proportionately. To date we have had three mortgage loan applications. The first loan closed on July 24, 2000 generating $995.00 revenue to us and the other two are in the approval and/or closing process.

         Our process is simple, straightforward and customer friendly. We recognize some borrowers have issues which may cause an underwriter to decline their loan request. Consequently, the assistance of a good loan officer is justified. However, it is our President's experience that many borrowers do not have credit problems. They know exactly what their financial capabilities are, where they are getting the down payment funds, what type of mortgage they want, and so on. It is for these types of customers that our company was founded. The borrower simply completes an on-line application and submits it to the processor. The processor ensures that all the information is complete and correct and electronically submits the application to an automated underwriter which either approves or declines the loan. If the loan is approved, the borrower is notified of the approval along with any conditions determined by the automated underwriter. If the loan request is declined, we will notify the customer and recommend the use of a loan officer. We do not employ loan officers, believing the filling of the niche in the marketplace for informed and knowledgeable borrowers to be their focus.

Industry Background:

         In traditional mortgage lending, a borrower obtains a mortgage loan by contacting a mortgage originator, such as a mortgage banker, mortgage broker or a financial institution. After a borrower has selected a mortgage originator, an employee or commissioned loan officer of the mortgage originator collects information about the borrower and completes a loan application by hand, while the borrower waits.

         The loan officer, while an essential element of many transactions, is also one of the single largest expense items in the purchase of a home. Although the loan officer provides product information and other advisory capacities, the loan officer is compensated for their efforts on a commission basis. Consequently, we believe most loan officers work in the best interests of their commission rather than the customer. Typically, the commission paid is between 50 and 70 "basis points", or $500 to $700 on a $100,000 loan. In addition, the loan officer may add "points" to the original quote, thereby increasing fee income, the loan officer receiving a percentage of all fees received. Not only are there out of pocket expenses incurred by the borrower, but typically the loan officer must price a loan to generate profit for their financial institution to support their activity as an officer. Therefore, using a loan officer will generally cost a minimum of $800 if not more.

         We believe the mortgage origination market is highly fragmented with many small originators. This leads to a lack of consistency in the pricing and processing of mortgage loans and contributes to borrower dissatisfaction with the entire process.

The United States Mortgage Market:
---------------------------------

         The United States residential mortgage market is a substantial and growing part of the U.S. economy. According to the Mortgage Bankers Association, outstanding consumer mortgage debt exceeded $4.3 trillion at the end of 1998. Loan origination volume in the U.S. reached a record high of $1.5 trillion in 1998, compared to $834 billion in 1997. The residential mortgage market is fragmented, with the largest mortgage lender, Norwest Mortgage, accounting for only 7.7% of funded loans in 1998.

         Consumers generally seek mortgage loans to finance a home purchase or to refinance existing mortgage debt. In some cases, a borrower may refinance for more than the existing mortgage amount and use the cash generated for other purposes. Mortgage loans are originated through two primary lending channels, frequently referred to as retail and wholesale. These terms correspond to our business-to-consumer and business-to-business channels. Traditional retail originators generate loans through direct contact with the consumer. Retail originators work through local branch offices or telemarketing centers. Wholesale originators pay loan origination fees to mortgage brokers or purchase closed loans from other lenders, who, in either case, work directly with consumers from local offices.

         Typically, the traditional mortgage loan process involves the following steps:

o        meeting   with  lender  or  broker  to  complete   the  lengthy   paper
         application;

o        gathering extensive supporting documentation for the application;

o entering the application information/data into the broker's or lender's processing system;

o ordering appraisals, title and credit reports and verifying deposit and other factual matters;

o submitting the paper loan file to an underwriter to determine loan eligibility;

o        receiving conditions to approval of loan by the underwriter;

o        collecting additional information and complying with the conditions;

o        resubmitting the revised paper file for approval;

o        preparing loan documents and closing instructions;

o        reviewing and approving the loan for funding; and

o        closing of the transaction.

This paper intensive process generally takes at least three weeks to complete.


         The traditional mortgage loan application and closing process described above is complex, time-consuming, paper-intensive and costly. We believe that this process causes many consumers to feel:

o uncertain that lenders and brokers are providing unbiased advice and recommending the most suitable mortgage products;

o        skeptical that rates initially quoted will ultimately be available;

o        intimidated by the number and variety of mortgage products available;

o pressured to commit to a particular mortgage product before they have researched and compared alternative products to their satisfaction;

o aggravated by the amount and types of loan fees they are required to pay; and

o frustrated by the substantial time and effort that it takes to complete a mortgage loan.

         In 1998, approximately 70% of all mortgages in the United States were originated through mortgage brokers. The mortgage broker industry is highly fragmented with approximately 36,000 mortgage broker businesses operating in the United States according to Wholesale Access. Mortgage broker businesses are typically small, local enterprises that increasingly lack the financial resources and technological capability to compete with financially stronger and better- organized mortgage lenders, including on-line mortgage originators. In particular, they generally lack access to the technology necessary to determine borrower eligibility quickly and to search and analyze available mortgage products to find the best match for their customers. Because local practices and customs in the mortgage industry vary significantly from jurisdiction to jurisdiction, and many consumers will continue to prefer face-to-face local contact, we believe that nationwide lenders will not be able to meet the needs of local mortgage consumers. Mortgage brokers will thus continue to be an integral and important part of the mortgage lending process for the foreseeable future. However, as technological advances make it easier for consumers to deal directly with lenders, we believe that mortgage brokers will need to find new ways to compete more effectively for the consumers' business.

         With the advent of on-line and e-commerce technologies, loan originations can be made electronically, resulting in cost and time savings to consumers and the mortgage brokers who assist those consumers. Although the on-line mortgage industry is still relatively new, it is expected to grow rapidly. According to Forrester Research, the market for on-line mortgage originations is expected to grow from an estimated $18.7 billion in 1999 to over $91.2 billion in 2003, representing an increase in on-line mortgage originations from 1.5% of the existing market in 1999 to 9.6% of the projected market in 2003.

         We intend to become a leading provider of on-line mortgage origination services to consumers and mortgage broker businesses.

Growth of internet usage and electronic commerce:

         Consumer lending markets are both large and highly fragmented.

         The United States Federal Reserve estimates that as of year-end 1998 there were approximately $5.8 trillion in outstanding consumer loans.

         The American Bankers Association estimates that there were over 26,000 consumer credit providers in the United States.

         Forrester Research, a market research organization, projects that over 46 million consumer loan transactions amounting to approximately $2 trillion in loan origination occurred in the United States during 1999. Forrester also projects that 1.3% of consumer loan origination was conducted online in 1999, growing to 9.5% by 2003, and that total online credit originations will grow from $25.7 billion in 1999 to $167.6 billion in 2003, representing a compound annual growth rate of 60%.

         Forrester Research released in the fall of 1999 - projected online mortgage transactions. The following table summarizes their projections by consumer product category for the periods presented, the dollar volume and number of online loan originations, as well as the dollar volume of online originations as a percentage of total originations in the United States:

         Projected online originations, applications and related percentages:

                           Projected Online    Projected Online     Originations
                           Originations        Originations        As % of Total
         Category          ($ in Billions)     (in thousands)       $ Originated
         --------          ---------------     --------------      -------------

                           1999     2003        1999     2003       1999    2003
                           ----     ----        ----     ----       ----    ----

         Mortgages         18.7     91.2         116      599       1.5%    9.6%
         Credit Cards       5.2     21.5         990    3,674       4.3%   16.3%
         Automobiles        0.8     21.4          36      952       0.2%    4.7%
         Home Equity        1.0     20.2          25      422       0.6%   11.4%
         Student Loans      -0-      3.3          12    3,261       0.1%   25.3%
                           ------  -----       -----    -----
         Total             25.7    167.6       1,179    8,908


         According to International Data Corporation, the internet has emerged as a global medium for communication, content delivery and electronic commerce, and internet use continues to increase rapidly. They estimate that the number of users worldwide will increase from 142 million in 1998 to over 500 million in 2002. As consumers have become increasingly adept at using the internet for evaluating and purchasing a variety of goods, the dollar volume of online commerce transactions has risen dramatically. Additionally, they estimate that the volume of goods and services purchased through the internet will increase from $50 billion in 1998 to more than $2.8 trillion in 2002.

         Based on a recent report, Spring 2000, from Forrester Research, electronic commerce on the internet through direct-to-consumer channels is expected to grow from $33 billion in 2000 to $108 billion in 2003, a 227% increase, while electronic commerce on the internet through business-to-business channels is expected to grow from $251 billion in 2000 to $1.34 trillion in 2003, a 444% increase.

Market validation of opportunity:
---------------------------------

         The following excerpts from various news sources validate the market acceptance and opportunity for on-line mortgage origination:

o        According to a company  press release dated  6/13/00,  FiNet.com's  B2B subsidiary, Monument Mortgage, received two prestigious industry awards. Monument Mortgage received the East Bay Region of California Association of Mortgage Brokers ("CAMB") Affiliate of the Year Award, and was recently named CAMB's State Affiliate of the Month.

o According to a company press release dated 6/6/00, FiNet.com reported a 35% increase in fundings and a 25.6% increase in applications. The Company's fundings increased 35% in May to $74.2 million, compared to $55 million in April. The B2B component represented 82%, or 61 million, with the business to consumer (B2C) segment accounting for 18%, or $13 million, of the total volume. In addition, the Company reported a 25.6% increase in loan applications in May through its B2B channel.

o According to a company press release dated 6/12/00, Mortgage.com and Mindbox(TM) partnered to deliver customer-focused electronic mortgage lending platform. The press release said Mortgage.com, the leader in B2B online home financing solutions, and Mindbox, Inc., the leading provider of artificial intelligence solutions for the financial services industry, announced a strategic alliance to jointly develop key components of Mortgage.com's electronic mortgage transaction platform. The intent is to improve the quality and relevance of information and services provided to users during their interaction with the site and will increase the ratio of sales to visitors for existing and potential customers, thereby reducing dependence on human interaction.

o According to a press release dated 6/13/00, Mortgage.com added two large real estate clients to their point of sales network. Two exclusive agreements were signed with real estate companies in Arizona and southeastern New England delivering Mortgage.com's point-of-sale mortgage technology right to their real estate offices. The Keller-Williams realty Company, based in Ahwatukee, Arizona, has more than 150 real estate agents in its super-office and was ranked as the 8th largest producing office in the nation by RealTrends last year. Independent Brokers Network (IBN), the largest real estate brokerage network in southeastern New England, has 42 offices and more than 375 real estate agents throughout the Rhode Island and southeastern Massachusetts area.

o According to an article by CNNfn written by staff writer Shelly Schwartz as of 7/12/00, noted is that would-be homeowners once relied exclusively upon professional agents to do their legwork for them. But today, armed with the Internet, Web-savvy consumers are learning to do for themselves - shopping for real estate property listings, putting their own homes on the market and locking in mortgages with little or no assistance. Advocates of do-it-yourself real estate say such technology puts the buyer back in the driver's seat, giving them the tools they need to save valuable time and money. Schwartz goes on to say although still in its infancy, the internet already has left a profound footprint on the real estate industry. Its popularity and efficiency are impossible to ignore. The National Association of Realtors (NAR) reports that close to 40% of homebuyers today use the internet in some way, shape, or form during the home-buying process.

Our company's statements with respect to our perception of online financing:
----------------------------------------------------------------------------

o The internet provides companies with additional ways to reach potential customers along with the opportunity to transact business with them in a more efficient, centralized and low-cost manner than business transacted through traditional channels. In addition, the internet offers companies flexibility, permitting them to adjust features, presentations and prices in response to competition. Consumers benefit from improved overall convenience, low-cost access to information regarding available products and services, ease of use, numerous choices and often more competitive pricing.

o Financial services is one of the more prominent industries that has taken advantage of the internet. The information potential of the internet and the potential lower costs associated with conducting business electronically underlie the success of financial services Web sites. Many of these financial services companies have undertaken aggressive marketing campaigns to establish their online brands. We believe that consumers will become more willing to conduct financial transactions online, including mortgage transactions, as internet use increases, internet brands are established and concerns about security and privacy are alleviated. We also believe that pending federal and state legislation authorizing the use of electronic signatures will expedite the use of online mortgage transactions, if such legislation is adopted.

o The mortgage industry is well suited for transformation to an internet platform. Mortgage origination on the internet can offer borrowers an easier, faster, less expensive way to obtain mortgage loans and has the potential to eliminate many of a borrowers' frustrations found in traditional mortgage lending. The legal and technology framework that will allow mortgage underwriting, processing, closing and sales to take full advantage of the power of the internet is still developing. We are at the forefront of developing the technology framework for these "back-office" services to supplement the origination platform we have already developed. The same principles that make online mortgage lending an easier, faster and less expensive process for the borrower can also benefit mortgage providers. Mortgage providers will be under increasing pressure to offer their borrowers an Internet origination and closing process

o We believe that very few of the largest mortgage loan originators have capitalized on the mortgage lending opportunities on the internet. Most mortgage originators lack the expertise to develop their own internet technologies and have been slow to address the online market. We believe the majority of the prominent mortgage originators use the Internet primarily to advertise and provide contact information. Even among originators that offer online applications, we believe that many still have problems seamlessly integrating their internet applications with the systems that assist in processing, underwriting and closing the mortgage loans. As a result, mortgage originators have not been leveraging the internet as a means to increase borrowers' satisfaction and reduce overall costs.

         We  believe  that  to  maximize  the   potential  of   computer-related
technology in the mortgage industry, a company must be able to provide borrowers:

         o low cost loan choices when compared to obtaining a loan through a traditional lender;

         o multiple loan product and loan servicer choices, with an easy way to compare the options;

         o        online loan applications and loan pre-qualifications;

         o seven day a week convenience, with the option to speak with a person for extended hours every day;

         o service guarantees that are backed up by management commitment and cash refunds when appropriate; and

         o the ability to monitor the status of their loans from origination through closing.

         We believe companies that are able to provide these benefits to borrowers will gain a competitive advantage.

Our company's strategy and business environment:
------------------------------------------------

Marketing Strategy:

         Our marketing strategy is to promote our name and attract buyers to our website. To attract users to our website, we historically have relied primarily on word of mouth and being one of many on-line mortgage companies that come up on search engines. Going forward, we are contemplating sponsorship relationships with high traffic websites and agreements with search engines so that our site will be near the top/front of searches for our products. Future marketing programs will include the use of strategic purchases of online advertising to place advertisements in areas in which it believes it can reach its target audience. The Company also will engage in a number of marketing activities in traditional media such as advertising in print media and at trade shows and other events. DMS also plans to advertise in a number of targeted publications. We also plan to purchase online advertising and sponsorships on selected websites with high affinity to consumer credit such as websites relating to real estate and personal finance. We also plan to sponsor certain keywords on the major search engines. For example, when a search is made for the keywords "loan" or "mortgage," a DMS banner advertisement may appear.

         In order to respond to changes in the competitive environment, we the Company may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm its business. We are not bound by traditional geographic market boundaries. The on-line nature of our business enables us to offer our services nationwide and does not require us to establish a physical presence in new markets. However, we must be licensed in any state where we make loans. While we currently make loans in Texas we expect that the expanded geographic scope of our e-commerce lending capabilities will cause the proportion of loans we make outside of Texas to increase. In addition, we intend to become licensed in the states in which we are not currently licensed to originate mortgage loans.

Growth Strategy:

         It is the objective of the company to be the leading provider of e-commerce on-line mortgages. Key elements of our growth strategy include:

o Partner with industry leaders to quickly acquire customers. The company intends to form strategic relationships with industry leaders to rapidly acquire customers, build brand name recognition and accelerate adoption of Internet based mortgages. We anticipate continuing to add additional strategic partnerships as our business grows and we expand our portfolio of products and services.
o Build and promote our brand. The company intends to invest in building brand awareness through a variety of marketing and promotional techniques, both independently and in conjunction with our strategic partners. Our brand will be promoted through word of month as well as print, online banners, and virtual marketing, such as including our logo and Web site address on each product purchased.
o Pursue multiple and recurring revenue streams. In addition to originating single family home mortgages through our Web site, we intend to expand those product offering to include other financial.

         We believe that direct marketing is especially effective to increase loan closure rates and develop lifetime relationships with consumers. Our direct marketing is conducted through a variety of channels, including:

o Direct E-mail. We use e-mail to prompt consumers to visit our website, communicate with consumers throughout the lending process, and promote loan closing.

o Cross Selling. Through our cross-sell efforts, consumers will have the opportunity to purchase related products and services at various points in the loan process. Future cross- sell offerings are proposed to include credit cards, homeowners' insurance, and life insurance. We intend to increase the breadth of our cross-sell efforts.

As mentioned, the Company plans to expand its e-commerce capability to include:

o        Selling goods and services promoted to our advertisers' storefronts;
o        Electronic marketplaces;
o        Exchanges; and
o        Selling goods and services from our proprietary virtual store

         We will receive either a fee per transaction, a percentage of sales revenue or some other minimum guaranteed payment. This type of revenue sharing or commission sharing relationship is typical of e-commerce transactions and relationships on the internet.

Competition:

         The market for online loan shopping and related services is new and rapidly developing. We believe that we have an important first mover advantage, but current and potential new competitors could establish online loan marketplaces that are competitive with ours. In addition, we expect competition from: online lenders/brokers such as E-LOAN, mortgage.com, QuickenMortgage, iOwn.com, and NextCard; traditional banks and brokers; and existing online referral agents such as GetSmart, Microsoft's HomeAdvisor, Creditland, and MortgageAuction.com. Some of these competitors are also participants in our marketplace.

         We believe that the primary competitive factors in the online financial services market are:

         pricing and breadth of product offering;

         time of market entry;

         brand awareness;

         variety, quantity, and quality of partners and strategic relationships;

         proprietary and scalable technology infrastructure;

         ease of use and convenience; and

         strength of relationships and depth of technology integration with customers.

         Our success depends upon capturing and maintaining a significant share of consumers who obtain loans through the internet. In order to do this, we must continue to build on our first mover advantage, continue to increase brand awareness among consumers and lenders, expand our network of lenders, establish additional strategic relationships, and continually upgrade our technology. Many of our current competitors, however, have longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical, and marketing resources than we do. In addition, participants in other areas of the financial services industry may enter the consumer loan marketplace.

Operations and Technology:
--------------------------

         We have built a robust, but basic transaction processing system. Our system handles all aspects of the sales process. The market in which the we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would harm the company's business. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the company to modify or adapt its services or infrastructure. If we only raise a small amount in this offering and technology changes too rapidly, we may not have the funds to devote to these changes and if this happens, your investment may become worthless.

Additional information:
-----------------------

         We have made no public announcements to date and have no additional or new products or services. In addition:

o        we  don't   intend  to  spend  funds  in  the  field  of  research  and development;

o no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and

o we don't anticipate spending funds on improvement of existing products, services or techniques.

         As of the filing date, we have no paid employees. As necessary due to lease volume, work load, and the like, employees will be brought on board.

         We do not expect nor have we encountered any material effect from the discharge of materials, environmental agencies, capital expenditures for environmental control facilities, nor does it anticipate having to deal with any such issue in the future.

No segmented data is required for this offering.


                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering. Discount Mortgage Source, Inc. is a statewide (State of Texas) mortgage lender. We are currently seeking to raise between $60,000 and $500,000 to expand our business. Our market is defined as those borrowers having excellent credit, seeking to borrow between $100,000 and $252,700 secured by their personal residences (either purchase or refinance) and who are willing to apply for such credit over the internet.

         Our initial concentration will be in the Austin, Texas market, as it has been the experience of our broker of record that consumers (borrowers) in Austin are more likely to utilize the internet than consumers in any other metropolitan region of the state. The Austin area, much like the other metropolitan areas of the state, is experiencing an excellent real estate market, with prices increasing and activity robust.

Assuming we raise the minimum amount in this offering, netting approximately $43,231 to the company, we will be able to fund the following:
         o        Design and Printing of brochures;
         o        Design enhancements to the existing website;
         o        Direct mail to the Realtors(R) in the Austin, Texas area;
         o Travel and refreshment costs for broker to hold Realtor(R) meetings in the Austin area, introducing Realtors(R) to the Discount Mortgage Source concept and website;
         o Advertising on News/Talk format radio stations in the Austin area.

         At this level of funding, we would outsource our processing at a cost of $300 per loan until we were closing at least 20 loans per month. It is anticipated that a processor would be able to handle approximately 35-45 loans per month. When we reach the level of hiring a processor, we will also need computer equipment and processing software costing about $16,000. This equipment could be leased or purchased.

         At this level of funding, we will be profitable and operationally self sustaining and will not need to raise additional capital for operations.

Assuming we raise the maximum amount in this offering, netting approximately $466,231 to the company, we will be able to accomplish the following:
         o Quickly expand the Austin model to other metropolitan areas of Texas, without having to wait for profits from Austin to finance the expansion;
         o Identify other promising states in which to do business, and obtain licensing in those states, with a view to becoming a nationwide lender;
         o Be approved by FNMA (Fannie Mae) and FHLMC (Freddie Mac) as a "seller servicer", allowing us to build additional income/value by servicing the product we originate;
         o        Obtain a warehouse line of credit, allowing us more control of closings and the opportunity for additional income.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $150.00 per month. This arrangement will start in August 2000 and continue until such time as the Company needs and can afford to lease its own office facilities.

         We also lease space on an internet service provider's server based upon the amount of memory we use.


             DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Texas law. We carry no director or executive liability insurance.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In July 2000, the president of the company received 2,000,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         In July 2000, we entered into an agreement with two companies to develop and link our website for which the companies received a total of 200,000 shares valued at $0.125 per share. In addition, we are required to register their shares as part of this offering.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

o        a director or officer of the issuer;

o        any principal security holder;

o        any promoter of the issuer;

o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                            Audited
       Balance Sheet:                                   July 15, 2000
       ------------------------                      ----------------
       Working Capital                                        $   175
       Total Assets                                           $25,175
       Total Liabilities                                      $   -0-
       Stockholders' Equity                                   $25,175

                                                     July 11, 2000 (date
                                                       of inception) to
       Statement of Operations:                        July 15, 2000
       ------------------------                      -------------------
       Revenue                                                $   -0-
       Cost of Sales                                          $   -0-
       Operating Expense                                      $ 1,825
       Net Income (Loss)                                      $(1,825)

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 CAPITALIZATION

         The following table sets forth our capitalization as of July 15, 2000. Our capitalization is presented on:

o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (240,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (2,000,000) we plan to sell in this offering.
                                                           After         After
                                         Actual          Minimum       Maximum
                                     July 15, 2000       Offering      Offering
                                     -------------      ---------     ---------

Stockholders' equity
Common Stock, $0.001 par value;
25,000,000 shares authorized;               2,200           2,440         4,200
Additional Paid In Capital                 24,800          67,791       489,031
Retained deficit                          ( 1,825)       ( 1,825)       ( 1,825)
Total Stockholders' Equity                 25,175          68,406       491,406

Total Capitalization                       25,175          68,406       491,406

Number of shares outstanding            2,200,000       2,440,000     4,200,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         There are no special federal tax implications associated with this business enterprise.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration on is effective and then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                       DIRECTOR AND EXECUTIVE COMPENSATION

         Our sole officer and director has received no compensation other than the 1,500,000 shares of common stock he received for services on July 11, 2000 and has no employment contract with the company.

     Name of Person          Capacity in which he served         Aggregate
Receiving compensation          to receive remuneration         remuneration
--------------------------------------------------------------------------------
     Michael Kamps           President, Secretary              1,500,000 shares
                              and Treasurer                    of common stock

         The common stock was issued soon after formation of the company and it is impracticable to determine the cash value. The stock was issued over six months ago for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, there are no plans to pay any remuneration to anyone in or associated with the company. When the company has funds and/or revenue, the board of directors will determine any remuneration at that time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on July 11, 2000. We have had no disagreements with him on accounting and disclosure issues.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Discount Mortgage Source, Inc.

         I have audited the accompanying balance sheets of Discount Mortgage Source, Inc. as of July 15, 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the period from inception (July 11, 2000) to July 15, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Discount Mortgage Source, Inc. as of July 15, 2000, and the results of operations and its cash flows for the period from inception (July 11, 2000) to July 15, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note E to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


Charles E. Smith
Rockwall, Texas
July 22, 2000

                         DISCOUNT MORTGAGE SOURCE, INC.

                                 BALANCE SHEETS
                                  July 15, 2000



                                     ASSETS

                                                                  July 15, 2000
                                                                ----------------
CURRENT ASSETS:
    Cash                                                                   $175

PROPERTY AND EQUIPMENT:
    Website                                                              25,000

                                                                ----------------

TOTAL ASSETS                                                            $25,175
                                                                ================




                      LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES                                                                   0

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value                                        2,200
    Additional paid-in-capital                                           24,800
    Accumulated Deficit                                                  (1,825)
                                                                ----------------
        Total Stockholders' Equity                                       25,175
                                                                ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $25,175
                                                                ================
















See accompanying notes                 F-2

                         DISCOUNT MORTGAGE SOURCE, INC.

                             STATEMENT OF OPERATIONS
             Period from Inception (July 11, 2000) to July 15, 2000


                                                                   Period from
                                                                   Inception
                                                                (July 11, 2000)
                                                                      to
                                                                 July 15, 2000
                                                                ----------------

REVENUE:
    Sales                                                                    $0
    Interest income
    Total revenue                                                            $0

COST OF SALES:                                                                0
                                                                ----------------

GROSS PROFIT                                                                  0

OPERATING EXPENSE:
    Depreciation and amortization                                             0
    Consulting - related party                                            1,500
    General and administrative                                              325
                                                                ----------------
        Total Operating Expense                                           1,825

                                                                ----------------

NET LOSS                                                                ($1,825)
                                                                ================



Weighted average shares outstanding                                      29,589
                                                                ================

LOSS PER SHARE                                                           ($0.00)
                                                                ================

















See accompanying notes                 F-3



                         DISCOUNT MORTGAGE SOURCE, INC.

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
             Period from inception (June 30, 1999) to June 30, 2000




                                             Common Stock                        Paid In
                                        Shares               Amount              Capital             Total
                                  --------------------------------------------------------    ----------------
Balance,
        July 11, 2000
        (date of inception)                    -0-             -0-                    -0-                 -0-

Shares issued on July 11, 2000 for:
           Cash                            500,000             500                                        500
           Services                      1,500,000           1,500                                      1,500

       July 12, 2000 for:
           Website                         200,000             200                 24,800              25,000

Net Loss                                                                                               (1,825)

                                  --------------------------------------------------------    ----------------
Balance
        June 30, 2000                    2,200,000          $2,200                $24,800             $25,175
                                  ========================================================    ================













See accompanying notes                 F-4




                         DISCOUNT MORTGAGE SOURCE, INC.

                             STATEMENT OF CASH FLOWS
             Period from inception (June 30, 1999) to June 30, 2000


                                                                                       Period from
                                                                                        Inception
                                                                                     (July 11, 2000)
                                                                                           to
                                                                                      July 15, 2000
                                                                                     ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                                 ($1,825)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Items not requiring cash - stock issued for services                           1,500

                                                                                     ----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                        (325)


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                                             0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                                         500

                                                                                     ----------------
    Total cash flows from financing activities                                                   500

                                                                                     ----------------

NET INCREASE IN CASH                                                                            $175

CASH, BEGINNING OF PERIOD                                                                          0
                                                                                     ----------------

CASH, END OF PERIOD                                                                             $175
                                                                                     ================




Note:
-----
Non-cash investing activity - the company issued 200,000 shares valued at $0.125 per share for a total of $25,000 for development of its website.














See accompanying notes                 F-5

                         DISCOUNT MORTGAGE SOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 15, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History:
--------
The  Company  was  organized  July 11, 2000 under the name of Discount
Mortgage Source, Inc. in the State of Texas. The Company's business plan outlines its plan of operations which is to allow people to obtain residential mortgage loans over the internet.

Basis of Accounting:
--------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when a loan is closed. The company receives a fee for each loan that is processed through its website and subsequently closed.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                         DISCOUNT MORTGAGE SOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 15, 2000


Note B - Web site:
------------------

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $25,000. The cost of the web site is being amortized over three years starting in August 2000, the first full month of operation.

Note C - Stockholders' Equity:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At July 15, 2000, there were 2,200,000 shares outstanding respectively.

The Company has not paid a dividend to its shareholders.

Note D - Income Taxes:
----------------------

The Company had a net operating loss of $1,825 for the period presented. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

Note E - Going Concern:
-----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

            TABLE OF CONTENTS

Prospectus Summary                                                           2
Corporate Information                                                        2
Risk Factors                                                                 3
Forward Looking Statements                                                   5
Use of Proceeds                                                              5
Dilution                                                                     6
Plan of Distribution                                                         7
Legal Proceedings                                                            8
Management of the Company                                                    8
Principal Shareholders                                                       9
Description of Securities                                                    9
Legal Matters                                                                9
Experts                                                                      9
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          10
Description of Business                                                      10
Plan of Operations                                                           21
Description of Property                                                      22
Director's and Officers' Indemnification and Insurance                       23
Interest of Management and Others in Certain Transactions                    23
Summary Financial Data                                                       23
Dividend Policy                                                              24
Certain Federal Tax Implications                                             24
Transfer Agent                                                               25
Director and Executive Compensation                                          25
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            25
Financial Statements                                                         F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                    Minimum           Maximum
                                                   --------          --------
        SEC Registration Fee                       $    269          $    269
        Printing and Engraving Expenses               2,000            19,000
        Legal Fees and Expenses                       5,000             5,000
        EDGAR Fees                                    1,800             1,800
        Accounting Fees and Expenses                  2,500             2,500
        Blue Sky Fees and Expenses                    5,000             5,000
        Miscellaneous                                   200               200
                                                   --------          --------
                  TOTAL                            $ 16,769          $ 33,769

Item 15.          Recent Sales of Unregistered Securities

         The Company sold on July 11, 2000 to its founder 2,000,000 shares of common stock which was issued to him for $2,000, composed of $500 cash and $1,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $500 cash and $1,500 of services.

         The Company issued 200,000 shares on July 12, 2000 to two companies, (100,000 shares each) in consideration for building and developing the website. This stock was valued at $25,000 or $0.125 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on July 12, 2000, these companies developed the web site in exchange for 200,000 shares (100,000 each) of stock valued at $0.125 per share or a total of $25,000. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements. Our agreement with them requires us to register these shares in this offering.

 Item 16.       Exhibits

         The following Exhibits are filed as part of the Registration Statement:

Exhibit No.                   Identification of Exhibit
   3.1    -      Articles of Incorporation
   3.2    -      By Laws
   4.2    -      Specimen Stock Certificate
  10.4    -      Subscription Escrow Agreement
  10.6    -      Form of Subscription Agreement
  23.1    -      Opinion of Lamberth & Stewart, PLLC, Attorneys at Law
  23.2    -      Consent of Lamberth & Stewart, PLLC, Attorneys at Law
  23.3    -      Consent of Charles E. Smith, Certified Public Accountant

Item 17.        Undertakings

         The Registrant hereby undertakes to:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the 25th day of July, 2000.

                                            Discount Mortgage Source, Inc.


                                            By:  /s/  Michael Kamps
                                                 -----------------------------
                                                      Michael Kamps, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                      Title                      Date
---------------------          -----------------------    ---------------


/s/  Michael Kamps             President, Secretary,
---------------------          Treasurer; Director        July 25, 2000